NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	June 4, 2015

Canada: TSX: KLS
United States: NYSE MKT: KIQ

Shareholders Voting Results at Annual General Meeting

Vancouver, British Columbia and Downers Grove, Illinois, – The Company announces the following voting results following the Company’s 2015 Annual General Meeting of Shareholders (the “Meeting”) which was held earlier today in Vancouver.

A total of 22,912,601 common shares of the 45,921,752 common shares outstanding at the record date were voted at the Meeting, representing approximately 49.89% of the issued and outstanding common shares of the Company at the record date.

Election of Directors

On a vote by ballot, each of the following nominees proposed by management was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes For	% Votes Withheld
James R. Bond	89.70	10.30
Neil Gambow	90.43	9.57
Peter Hughes	88.28	11.72
Anthony Andrukaitis	88.59	11.41
William Troy	84.63	15.37
Phil Dyer	90.29	9.71
John R. O’Neill	90.36	9.64

Other Matters Voted Upon

In addition, by resolution passed by an 97.36% affirmative ballot vote, Smythe Ratcliffe LLP was appointed auditor of the Company for the coming year.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is experiencing multi-million dollar growth through increased sales of its AAR approved products that address regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing multi-million dollar revenue growth based on its expanding commercial product catalogue. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com